SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
Amendment No. 1 to
SCHEDULE 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.
Under the Securities Exchange Act of 1934
METLIFE, INC.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
59156R108

(CUSIP Number)
March 8, 2011

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)
☑   Rule 13d-1(c)
☐    Rule 13d-1(d)
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)
(Continued on following pages)

CUSIP No.	59156R108	13G	Page	2	of	6

1	NAMES OF REPORTING PERSONS American International Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		None

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

None

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

None

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	59156R108	13G	Page	3	of	6

1	NAMES OF REPORTING PERSONS ALICO Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		None

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

None

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

None

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	59156R108	13G	Page	4	of	6
Item 1(a). Name of Issuer:
MetLife, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
200 Park Avenue
New York, NY 10166
Item 2(a). Name of Persons Filing:
This statement is being filed jointly by American International Group, Inc. and ALICO Holdings LLC.
Item 2(b). Address of Principal Business Office or, if none, Residence:
American International Group, Inc.
180 Maiden Lane
New York, New York 10038

ALICO Holdings LLC
180 Maiden Lane
New York, New York 10038
Item 2(c). Citizenship:
American International Group, Inc. is a Delaware corporation.

ALICO Holdings LLC is a Delaware limited liability company.
Item 2(d). Title of Class of Securities:
Common Stock, par value $0.01 per share.
Item 2(e). CUSIP Number:
59156R108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

CUSIP No.	59156R108	13G	Page	5	of	6
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4. Ownership.
On March 8, 2011, ALICO Holdings LLC (“ALICO SPV”) disposed of all 78,239,712 shares of common stock of MetLife, Inc. (“MetLife”), par value $1.00 per share (the “Common Stock”), all 6,857,000 shares of Series B Contingent Convertible Junior Participating Non-Cumulative Perpetual Preferred Stock of MetLife and all 40,000,000 Common Equity Units of MetLife that ALICO SPV had acquired on November 1, 2010. This Amendment No. 1 to Schedule 13G is being filed to report the fact that ALICO SPV is no longer the beneficial owner of more than five percent of the Common Stock. American International Group, Inc. has sole voting power to elect the managers of ALICO SPV, and accordingly has shared power to vote and dispose of any securities owned by ALICO SPV.
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable
Item 8. Identification and Classification of Members of the Group.
Not applicable
Item 9. Notice of Dissolution of Group.
Not applicable
Item 10. Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2011	AMERICAN INTERNATIONAL GROUP, INC.
	By:	/s/ Kathleen E. Shannon
		Name: Title:	Kathleen E. Shannon Senior Vice President and Deputy General Counsel

ALICO HOLDINGS LLC
	By:	/s/ Brian T. Schreiber
		Name: Title:	Brian T. Schreiber Manager